LINDQUIST & VENNUM PLLP
4200 IDS Center
80 South 8th Street
Minneapolis, MN 55402

(612) 371-3211

November 7, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Blackhawk Biofuels, LLC

Amendment No. 2 to Registration Statement on Form SB-2

File No. 333-136353

Ladies and Gentlemen:

On behalf of Blackhawk Biofuels, LLC, a Delaware limited liability company (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended (the “Act”), Amendment No. 2 to Registration Statement on Form SB-2, File No 333-136353, relating to the offering and sale by the Company of up to 17,500,000 of its Class A Units.  This is the initial public offering of the Company’s Units.

There have been no substantial changes in the offering since Amendment No. 1 to the Registration Statement was filed on September 29, 2006.  Accordingly, the revisions reflected in this Amendment are predominantly in response to comments made by your staff and by the offices of state securities authorities.  There are a few additional revisions to update disclosure generally. To assist your review, we are providing to you four marked copies of the Amendment to indicate the changes made since the filing of Amendment No. 1 to the Registration Statement.

We would be pleased to provide additional typeset courtesy copies of the filing upon your request.

We have the following responses to the comments of the staff on the initial filing of the Registration Statement.  The headings and numbers below correspond to the headings and numbers contained in the comment letter.

General

                Comment:

1.             We note your response to prior comment 3.  Because the source material from Energy Management Institute is not available to the public without charge or at a nominal cost, please file a consent for the use of the information in the prospectus.

Response:

                We have removed the reference to Energy Management Institute (“EMI”) as the source for the information provided.  The Company is comfortable taking responsibility for the information provided.

Notice to Investors, page 2

                Comment:

2.             Please specify the “certain other states” to which you refer in the second paragraph of this section.

Response:

2.             By way of background, because the Units being offered by the Company are required under tax laws to have significant restrictions on transfer, the Units will not be listed on any exchange.  As a consequence, the offering cannot take advantage of an exchange exemption from filing under applicable state securities laws.  Thus, the states listed in the disclosure, Illinois, Iowa, Indiana and Wisconsin, are those states in which the Company has filed the registration statement with the intent to offer the Units.  Various other states have exemptions which would allow a limited number of sales of Units or sales to certain classes of investors to be made without registration.  Examples are Minnesota and Kansas.  The problem with listing the “other states” is that the Company does not presently know all of the states in which such exempt offerings might be made.  The opportunity to approach potential investors in some states may arise during the course of the offering.  We are also concerned that making a specific reference in the prospectus to states in which sales might be made pursuant to an available exemption could be deemed to be a public solicitation in such states and thereby make it impossible for the Company to rely on the exemption.

In these circumstances, we believe that the disclosure correctly states the intent of the Company with respect to the offering in various states.

The Offering, page 4

                Comment:

3.             We note your response to our prior comment 7 and reissue it.  Please revise your disclosure accordingly.

Response:

                3.             We have added a paragraph in response to the comment in both locations where the reference to modification of the offering appears.

Risk Factors, page 13

                Comment:

4.             We note your response to prior comment 17, as well as your disclosure on page 17 regarding the other commitments of managers and officers.  If applicable, we recommend including a separate risk factor to discuss possible conflicts of interests stemming from the principal occupations of the managers and officers.

Response:

                4.             We have a risk factor entitled “Our managers and officers have other business interests that may receive a greater share of their time and attention than they will devote to us,” which is located under the heading “Risks Related to Conflicts of Interest” on page 33.  That risk factor was intended to address the issue of management time.  We have expanded that risk factor to refer specifically to the farming and other responsibilities that will require the attention of the managers and officers.

                In addition, we have rewritten the risk factor entitled “There are conflicts of interest in our business because we have relationships with and may enter into additional transactions with our officers, managers and affiliates, which could impair an interested officer’s or manager’s ability to act in our best interest” on page 32 to describe the risk and its consequences more clearly.

                We have also added disclosure to the section entitled “Certain Relationships and Related Transactions” on page 106 to describe the Company’s handling of the acquisition of its site and potential conflicts related to the principal occupations of the managers of the Company.

Our Units represent both financial and membership rights, page 29

                Comment:

5.             We note your response to prior comment 25.  Please revise your disclosure to indicate whether or not you intend to later amend the Restated Limited Liability Company Agreement to define the actions that might be contrary to your interest or whether or not your board of members intend to adopt a policy on the subject.

Response:

                5.             We have added the requested disclosure in both the risk factor and in the text under “Termination of Membership” on page 110.

                Comment:

6.             Please disclose whether members must be notified in advance of their termination and whether they will have any means to respond to or defend against such termination.  As appropriate, please also make corresponding revisions to your disclosure on page 110.

Response:

                6.             We have added the requested disclosure in both the risk factor and in the text under “Termination of Membership” on pages 110 and 111.

Use of Proceeds, page 35

                Comment:

7.             While we note your response to our prior comment 28, we also note your Board of Managers biographies starting on page 99.  With a view to disclosure, please confirm for us that Freeport Downtown Development Foundation has no affiliation with Freeport Area Economic Development Foundation.

Response:

7.             This will confirm that the Freeport Downtown Development Foundation has no affiliation with the Freeport Area Economic Development Foundation.  They are independent 501(c)(3) foundations, the former focusing on the city of Freeport and the latter on the greater Freeport area of Stephenson County.

However, on further inquiry, we have discovered that three managers of the Company are on the board of the Freeport Area Economic Development Foundation, which, of course, is the focus of your comment.  Accordingly, we have corrected our disclosure in the following manner: a) the biographies of two of the affected managers have been revised to include reference to the Freeport Area Economic Development Foundation (one biography already made reference to it); and b) the discussion under “Certain Relationships and Related Transactions” on page 106 has been corrected and expanded to include disclosure of the transaction.

Equity and Debt Capital, page 42

                Comment:

8.             Please disclose the reason why you decided to obtain debt financing to complete the project rather than attempt in this offering to raise the total amount needed.  Refer generally to Instructions to Item 303 of Regulation SB.

Response:

                8.             We have added language to explain the decision to obtain debt financing.   Please note that the risk referenced in the disclosure is discussed at length in the discussion under “Liquidity and Capital Resources” on pages 51 and 52 and in the risk factors appearing under “Risks Related to our Financial Plan” on pages 15 and 16.  We felt that it was necessary to balance the positive inference inherent in the reference to leverage with a reference to the basic risk associated with leverage.

Ascendant Partners, Inc., page 92

                Comment:

9.             Please disclose the consideration paid for your agreement with Ascendant Partners, Inc.

Response:

                9.             We have added the disclosure requested on page 93.

Management, page 99

                Comment:

10.           We note that you expect your managers responsibilities will require one or two days per month.  We further note that you have entered into agreements with REG and WCC to assist in constructing and operating your plant.  It is therefore unclear to us why you have not provided the information required by Item 401 and 404 of Regulation SB with respect to REG and WCC.  Please revise or advise.

Response:

10.           This response is intended to respond to both comment 10 and comment 12 of your letter.

We do not believe that Items 401 or 404 apply to REG or WCC.  Neither REG nor WCC, nor any director, officer or employee of either of them, is a manager (director), executive officer, promoter or control person of the Company.

                With respect the promoter issue, neither REG nor WCC had any role in the founding, organization or the early operations of the Company.  The Company was organized as a Delaware limited liability company on April 28, 2005.  During the balance of 2005, the Company was engaged in general planning discussions and activities, preparing and submitting grant requests and meeting with organizations which could provide consulting and contracting services for the Company.  Decisions were first made to engage Ebenezer Mgmt, LLC and Ascendant Partners, Inc., to provide project consulting services and a feasibility study for the Company.  Agreements with them were signed in February 2006.  The Company considered at least three companies which could provide design and construction services.  After discussions with REG and WCC, REG was selected as the most qualified to provide pre-construction services. An agreement with REG was signed on April 26, 2006, almost exactly one year after the organization of the Company.  Meaningful discussions with WCC regarding the terms on which it could provide operating assistance for the Company did not take place until mid-2006 and the Company’s agreement with WCC was not signed until August 4, 2006, just days before the filing of the Company’s registration statement.  In our view, in no way could REG, WCC or any other consultant or service provider to the Company be considered to be a promoter of the Company under the definition contained in Rule 405.

                It is important to note as well that there is no relationship between the Company or any of its managers or executive officers and REG or WCC or any of their respective directors, executive officers or control persons.  The Company is not aware that any current holder of Units of the Company is affiliated in any way with REG or WCC.  The contract negotiations between the Company and REG and WCC have been entirely arms length and decisions by the board of managers of the Company with respect to the identity and qualifications of contracting parties, the services to be provided and the compensation to be paid have been made only with the interests of the Company in mind.

The services that REG has been providing to the Company since April 2006 have been provided on an arms length basis, in accordance with the agreement with REG and subject to the supervision of the managers and executive officers of the Company.  Services provided by WCC to date have been minimal.  Neither REG nor WCC, nor any director, officer or employee of either of them, performs any role for the Company that could be considered to be or equivalent to a manager or executive officer of the Company.

                Looking to the future, as disclosed in the prospectus, the Company intends to hire a chief executive officer and very likely a chief financial officer who will not be employees of REG or WCC.  It remains to be determined whether any employee of REG engaged in the operational management of the Company after it commences operations might be considered executive officers of the Company for purposes of disclosure and reporting under the securities laws.

                Based on the foregoing, we do not believe that there is any disclosure required with respect to either REG or WCC under Items 401 or 404.

                Notwithstanding the foregoing, it is not the Company’s intention to avoid any disclosure with respect to REG or WCC, the Company’s agreements with either of them or the services that they are expected to provide.  We have revised the disclosure on pages 91 and 92 to reflect the recent creation of a new REG to continue the business of REG and assume a portion of WCC’s operations and the assignment of the Company’s agreements with REG and WCC to the new company.  The assignments are filed as Exhibits 10.9 and 10.10 to the registration statement.  If there are other specific questions or issues that the staff believes should be addressed which are not already covered in the existing disclosure, we will be pleased to respond.

Executive Compensation, page 104

                Comment:

11.           We note your response to prior comment 51 and reissue.  Given that executive offers were granted warrants, please revise to provide the disclosure required by Item 402(c) of Regulation S-B here or in the Compensation of Managers section.

Response:

                11.           The warrants were issued to the Company’s managers during the current fiscal year of the Company.  Accordingly, Item 402(c) is inapplicable.  Nevertheless, full information regarding the warrants is disclosed under the heading “Compensation of Managers” on page 103.

Certain Relationships and Related Transactions, page 106

                Comment:

12.           While we note your response to our prior comment 53, it is unclear to us why the development service providers should not be considered promoters.  Please refer to Rule 405 of the Securities Act for the definition of promoter.  Please revise your disclosure to provide Item 404(d) disclosure or provide us with an explanation as to why the development service providers, consultants or suppliers are not promoters.

Response:

                12.           We have combined our response to this comment with our response to comment 10 with reference to REG and WCC.  None of the other consultants or service providers would be promoters under either the substantive or economic tests of the definition of promoter in Rule 405.

Please be advised that a request for acceleration of the effective date of the Registration Statement may be made orally by the issuer under Rule 461 under the Act.  The issuer is aware of its obligations under the Securities Act.

If you should have any questions regarding the foregoing responses to comments of the staff or the revisions to the registration statement made in response to the comments, or if you require any additional information, please contact me at (612) 371-3955.  I would very much appreciate it if you would call me to discuss any responses or revisions that you believe are inadequate.  Thank you for your assistance.

Sincerely,

/s/ Dean R. Edstrom

Dean R. Edstrom